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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.  )*




                                   RPM, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Shares, without Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   749685103
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement /X/.    (A fee
is not required only if the filing person:                     ---


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                INITIAL FILING

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
       CUSIP NO.                                 749685103                  13G          PAGE 2 OF 5     PAGES

   1   NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Fifth Third Bancorp
       31-0854434

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)   /x/

                                                                       (b)  / /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Ohio corporation

                                             5   SOLE VOTING POWER
                                                                       2,768,757
                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER                  119,752
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER                 2,630,865

                                             8   SHARED
                                                 DISPOSITIVE POWER
                                                                         218,350

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                     2,947,721

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                       5.23%

  12   TYPE OF REPORTING PERSON*

                        HC

                                  *SEE INSTRUCTION BEFORE FILLING OUT


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ITEM 1 (A).  NAME OF ISSUER:

             RPM, Inc.


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

             2628 Pearl Road
             P.O. Box 777
             Medina, Ohio 44258



ITEM 2 (A)-(C)  NAMES, ADDRESSES AND CITIZENSHIP OF PERSON FILING:

                Fifth Third Bancorp
                38 Fountain Square Plaza
                Cincinnati, Ohio 45263



ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

             Common Shares, without par value


ITEM 2 (E).  CUSIP NUMBER:

             749685103


ITEM 3. Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13d - 1(b)(ii)(G) of the Exchange Act Rules.

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ITEM 4.  OWNERSHIP:

    This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 2,947,721 outstanding shares of the Common Stock of RPM, Inc., no par value. 221,000 shares are reported as Investment Adviser to Fountain Square Funds.

    The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

          (a)  Amount of Beneficially Owned:

   Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power nor dispositive power with respect to 2,081,890 shares and are not deemed to be beneficial owned.

  The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

     Powers:                                                No. of Shares
     Full voting; full dispositive                            2,567,653
     Full voting; shares dispositive                            104,400
     Full voting; no dispositive                                 96,704
     Shared voting; full dispositive                              4,000
     Shared voting; shared dispositive                          113,950
     Shared voting; no dispositive                                1,802
     No voting; full dispositive                                 59,212
     No voting; shared dispositive                                  -0-

          (b)  Percent of Class:
               Fifth Third Bancorp has aggregate beneficial ownership of 5.23%.

          (c)  Number of Shares as to which such Person has:

              (i) Sole Power to Vote or to Direct the Vote    2,768,757

             (ii) Shared Power to Vote or to Direct the Vote    119,752

            (iii) Sole Power to Dispose or to Direct the
                  disposition of                              2,630,865

             (iv) Shared Power to Dispose or to Direct the
                  disposition of                                218,350

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Not Applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

     Fifth Third Bancorp, as parent holding company of the banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13(d-1)(b)(ii)(G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer

  List of Banking Subsidiaries    Federal Tax ID Number   Item 3 Classification
  ----------------------------    ---------------------   --------------------
  Fifth Third Bank                     31-0854433                BK
  Fifth Third Bank of Columbus         31-1137357                BK
  Fifth Third Bank of
   Northwestern Ohio                   34-4208980                BK
  Fifth Third Bank of
   Central Kentucky                    61-0290030                BK
  Fifth Third Trust Co. &
   Savings Bank, FSB                   59-3085783                BK
  Fifth Third Bank of
   Northern Kentucky                   61-0335110                BK
  Fifth Third Bank of Central
   Indiana                             35-0545660                BK
  Fifth Third Bank of
   Western Ohio                        31-0676865                BK

ITEM 8-9. Not Applicable

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ITEM 10.  CERTIFICATION



By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 1994
Date:


THE FIFTH THIRD BANCORP

By: MICHAEL K. KEATING
    ----------------------
Name:  Michael K. Keating
       -------------------
Title: Secretary




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